ImmunoPrecise Antibodies Highlights Alignment of Proprietary AI-Driven Platform LENSai™ with FDA's Shift to Non-Animal Testing Methods

AUSTIN, Texas - ImmunoPrecise Antibodies Ltd. (IPA) (NASDAQ: IPA) a leader in AI-driven biotherapeutics, today announced its strong support for the U.S. Food and Drug Administration’s (FDA) recent decision to phase out animal testing requirements for monoclonal antibodies and other pharmaceutical products.

The FDA’s announcement marks a significant advancement in regulatory modernization and aligns fully with ImmunoPrecise’s mission to revolutionize drug discovery and development processes through cutting-edge, human-relevant technologies, including its proprietary AI platform, LENSai™.

“This policy shift reflects a growing global recognition that traditional animal models are often inadequate in predicting human biology,” said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. “IPA has long championed the transition toward more ethical, efficient, and accurate methodologies. Our AI-powered LENSai™ platform and suite of integrated discovery tools were designed precisely to support this new era of translational science.”

IPA provides validated AI-driven methodologies that directly align with the FDA's shift towards New Approach Methodologies (NAMs). These advanced tools effectively address critical drug development challenges, including safety, toxicity, immunogenicity, and efficacy, by leveraging sophisticated predictive capabilities.

Through transitioning from animal testing to AI-driven methodologies, IPA aims to streamline preclinical workflows, reduce development costs, uphold higher ethical standards, and support regulatory compliance in line with the FDA’s NAMs framework.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a techbio company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the discovery and development of therapeutic antibodies and is known for solving complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated benefits of IPA’s AI-driven methodologies, the integration of LENSai and BioStrand’s platforms into drug discovery, and the potential impact of regulatory shifts on IPA’s business and product development.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including but not limited to scientific and technological developments, regulatory requirements, financial and operational risks, and competitive dynamics.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.